UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

AREL COMMUNICATIONS AND
SOFTWARE LTD.
(Name of Issuer)

Arel Communications and Software Ltd.
CYMI Financing, LLC
CYMI Private Equity II, LLC
Cetus Corp.
Clayton L. Mathile
Mary A. Mathile
(Name of Persons Filing Statement)

Ordinary shares, nominal value 0.001 New Israeli Shekels per share
(Title of Class of Securities)

M14925107
(CUSIP Number of Class of Securities)

Daniel Yelin
Arel Communications and Software Ltd.
22 Einstein Street
Park Hamadah, Building 22
P.O.B. 4042, Kiryat Weizmann,
Nes Ziona, 74140 Israel
(972-8-940-7711)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of Filing Person(s))

Copies to:

David H. Schapiro, Esq.	Mark S. Selinger, Esq.
Yigal Arnon & Co.	McDermott Will & Emery LLP
1 Azrieli Center	340 Madison Avenue
Tel Aviv, Israel 67012	New York,10017
972-3-608-7777	(212) 547-5400

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation* $11,622,084	Amount of Filing Fee** $1,244

*	Calculated solely for purposes of determining the filing fee. This amount was calculated by multiplying 7,748,056 ordinary shares of the subject company that are proposed to be acquired in the transaction and the per share purchase price of $1.50.

**	The filing fee was determined by multiplying the Transaction Valuation by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,244 Form or Registration No.: Schedule 13E-3 (File No. 005-58563)	Filing Party: Arel Communications and Software Ltd. and the other filing persons named therein Date Filed: December 27, 2005

INTRODUCTION

        This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) originally filed on December 27, 2005, as amended by Amendment No. 1 thereto filed on January 17, 2006, as further amended by Amendment No. 2 thereto filed on January 23, 2006 and as further amended by Amendment No. 3 thereto filed on January 27, 2006 (“Amendment No. 3”), and is being filed with the United States Securities and Exchange Commission (the “Commission”) by Arel Communications and Software Ltd., an Israeli company (“Arel” or the “Company”), CYMI Financing, LLC, a Delaware limited liability company (“CYMI Financing”), CYMI Private Equity II, LLC, a Delaware limited liability company, Cetus Corp., an Ohio corporation, Clayton L. Mathile and Mary A. Mathile, in connection with a plan of arrangement (the “Arrangement”) pursuant to Section 350 of the Israeli Companies Law, 1999 (the “Companies Law”). The Arrangement provides for the acquisition by the Company of all of the outstanding ordinary shares of the Company, other than the shares held by (i) CYMI Financing (the Company’s largest shareholder, which holds 33.01% of the Company’s issued and outstanding share capital and is indirectly controlled by Mr. Mathile), (ii) Mr. George Morris (the chairman of the Company’s board of directors, who holds 1% of the Company’s issued and outstanding share capital), (iii) Mr. Philippe Szwarc (the chief executive officer of the Company, who holds 1.5% of the Company’s issued and outstanding share capital), (iv) Mr. Daniel Yelin (the chief financial officer of the Company, who holds 0.4% of the Company’s issued and outstanding share capital), (v) Mr. Shimon Klier (a founder and director of the Company) and certain members of his family (who, together with Mr. Klier, collectively hold 4.5% of the Company’s issued and outstanding share capital) and (vi) Ms. Rachel Ben-Nun (a founder of the Company who holds 1.8% of the Company’s issued and outstanding share capital) (the shareholders listed in the foregoing clauses (i)-(vi), collectively, the “Continuing Shareholders” and all the shareholders of the Company other than the Continuing Shareholders, the “Non-Continuing Shareholders”) (excluding certain shares held by members of the Klier family which will be acquired by the Company pursuant to the Arrangement), for cash consideration of $1.50 per ordinary share, without interest. Capitalized terms used in this Final Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13E-3.

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), to report the results of the Arrangement. Except as set forth in this Final Amendment, all the information in Amendment No. 3 remains unchanged.

RESULTS OF THE ARRANGEMENT

        On February 26, 2005, the Arrangement was approved at a special meeting by the Non-Continuing Shareholders holding approximately 92.7% of the outstanding ordinary shares of the Company held by the Non-Continuing Shareholders. On March 13, 2006, the approval of the Arrangement by the Tel-Aviv District Court and the Arrangement became effective.

        Pursuant to the Arrangement, the Company acquired all of its outstanding ordinary shares, other than the shares held by the Continuing Shareholders (excluding certain shares held by members of the Klier family which were acquired by the Company pursuant to the Arrangement), at a price of $1.50 per share, without interest.

        The Company today filed a Form 15 with the Commission to deregister its ordinary shares and to cease filings as a reporting company under the Act. The Company has also requested the delisting of its ordinary shares from the Nasdaq Capital Market effective as of the opening of business on March 13, 2006.

        Item 16 is hereby amended and supplemented as follows:

Item 16.	Exhibits.
Regulation M-A Item 1016

(a)(7)     Press Release issued by the Company on March 1, 2006 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on March 1, 2006).

(a)(8)     Press Release issued by the Company on March 13, 2006 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on March 13, 2006).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2006

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ Philippe Szwarc —————————————— Philippe Szwarc Chief Executive Officer

CYMI FINANCING, LLC BY: CYMI Private Equity II, LLC, its managing member

By: CYMI, Ltd., its managing member

BY: /S/ Leslie Banwart —————————————— Leslie Banwart President

CYMI PRIVATE EQUITY II, LLC BY: CYMI, Ltd., its managing member

BY: /S/ Leslie Banwart —————————————— Leslie Banwart President

CETUS CORP. BY: /S/ Leslie Banwart —————————————— Leslie Banwart Vice President

/s/ Clayton L. Mathile —————————————— Clayton L. Mathile

/s/ Mary A. Mathile —————————————— Mary A. Mathile

EXHIBITS

(a)(7)     Press Release issued by the Company on March 1, 2006 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on March 1, 2006).

(a)(8)     Press Release issued by the Company on March 13, 2006 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on March 13, 2006).